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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    NEUROCHEM INC.
December 22, 2004

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         Director, Legal Affairs,
                                         General Counsel and Corporate Secretary




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                                                  NEUROCHEM INC.
                                                  275 Armand-Frappier Blvd.
[NEUROCHEM -(LOGO)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                             Tel: (450) 680-4572
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com


                NEUROCHEM INC. ANNOUNCES THE SIGNING OF EXCLUSIVE
                    COLLABORATION AND DISTRIBUTION AGREEMENT
                      FOR FIBRILLEX(TM) WITH CENTOCOR, INC.

ECUBLENS (SWITZERLAND) DECEMBER 22, 2004 -- Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), today announced the signing of a definitive collaboration and distribution agreement, granting Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson exclusive distribution rights for Neurochem Inc.'s investigational product candidate, 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)), for the prevention and treatment of AA Amyloidosis. Neurochem Inc. recently announced that it has completed the Phase II/III clinical trial of this product candidate. Neurochem Inc. anticipates filing for regulatory approval in 2005.

The agreement includes up-front, regulatory and sales-based milestone payments valued at up to US$54 million. An escalating distribution fee will also be paid to Neurochem, the percentage of which will be based upon annual sales of Fibrillex(TM) over the life of the agreement. Distribution rights granted to Centocor are worldwide, with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea which remain with Neurochem. Under the agreement, Neurochem will be responsible for product approval activities in the U.S. and E.U., as well as for global manufacturing activities. Centocor and other affiliates will manage the marketing and sales of Fibrillex(TM) in the applicable territories. Centocor will also be responsible for worldwide safety surveillance.

"This agreement relating to Fibrillex(TM) with Centocor is a major achievement for Neurochem Inc. in its development," said Francesco Bellini, Chairman and CEO of Neurochem Inc. "This agreement maintains Neurochem's participation in the potential financial success of this drug, preserves our access to selected markets and strengthens our financial position."

"Moreover, we look forward to working with Centocor. Its commercial organization in the field of rheumatoid arthritis will prove invaluable as arthritis is the most common


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underlying condition leading to AA Amyloidosis and because rheumatologists are very important to providing care to these patients," Dr. Bellini said. "Centocor's in-depth knowledge of this field is expected to accelerate the availability of Fibrillex(TM) to patients who suffer from AA Amyloidosis, for which no specific treatment is currently available."


ABOUT FIBRILLEX(TM)

Fibrillex(TM), an oral product candidate for the treatment of AA Amyloidosis, prevents amyloid fibril formation. Fibrillex(TM) belongs to the class of glycosaminoglycan (GAG) mimetics, better known as amyloid disease-modifiers. By mimicking GAGs, Fibrillex(TM) prevents formation of the AA fibrils and their deposition in affected tissues, which, when left untreated, leads to organ failure.

Fibrillex(TM) has been selected by the Cardio-Renal Drug Product Division of the US Food and Drug Administration (FDA) to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate.

Fibrillex(TM) has already received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon regulatory approval.

The Phase II/III clinical trial for Fibrillex(TM) (the Fibrillex(TM) Amyloidosis Secondary Trial, or FAST), was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial to evaluate the safety and efficacy of the investigational product candidate in patients suffering from AA Amyloidosis confirmed by biopsy and renal involvement. Neurochem Inc. successfully completed the enrollment of 183 patients for the Phase II/III trial, which was conducted at 27 sites located across North America, Europe, North Africa and Israel. The most frequent underlying diseases in patients enrolled in the trial were rheumatoid arthritis and Familial Mediterranean Fever (49% and 19%, respectively). The mean time from onset of underlying disease until AA Amyloidosis was 14.6 +/- 10.6 years; nephrotic syndrome was present in 32% of the participating patients.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that affects some 270,000 people around the world and occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients.

Patients suffering from this disease have a poor prognosis, with a five-year survival rate of approximately 50%. Left untreated, patients gradually progress to end-stage renal failure, which is the cause of death in at least 35% of the cases.


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ABOUT NEUROCHEM INC.

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM)for the treatment of AA Amyloidosis was recently concluded and the study data are expected to be released in the second quarter of 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS; Cerebril(TM), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase II clinical trial.


TO CONTACT NEUROCHEM INC.

For additional information on Neurochem Inc. and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.'s control. Specifically, the financial terms of this agreement, including payment of milestones and distribution fees, depend upon the results of the Phase II/III clinical trials, the approval for the commercial sale of Fibrillex(TM) by the US Food and Drug Administration, the European Medicines Evaluation Agency and other similar regulatory authorities and upon the volume of sales of Fibrillex(TM) over the life of the agreement. The risks also include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem Inc. does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.